# UNITED STATES

## SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

## FORM 8-K

## CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): July 31, 2003

# OM GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

0-22572
(Commission File Number)

52-1736882
(I.R.S. Employer Identification Number)

Tower City
50 Public Square
Suite 3500
Cleveland, Ohio 44113-2204
(Address of principal executive offices)
(Zip code)

(216) 781-0083
(Registrant's telephone number, including area code)

ITEM 2. ACQUISITION OR DISPOSITION OF ASSETS.

On July 31, 2003, OM Group, Inc. announced that it has completed the previously announced sale of its Precious Metals business to Umicore for €697 million, or $814 million. This business comprised the Company's Precious Metal Chemistry and Metal Management reportable segments. A copy of the Company's press release regarding the sale is attached hereto as Exhibit 99.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

OM Group, Inc.
_____
(Registrant)

Date: July 31, 2003

/s/ Thomas R. Miklich
_____

Name:   Thomas R. Miklich
Title:   Chief Financial Officer

99    Press Release of OM Group, Inc. dated July 31,2003 regarding the sale of its Precious Metals business.